FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2005

MAG Silver Corp.

(SEC File No. 0-50437)

328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2005

        “Dan MacInnis”

DAN MACINNIS

President & CEO

FORM 6K – March 2005

MAG Silver Corp.

British Columbia Securities Commission PO Box 10142 Pacific Centre 701 West Georgia Street 9th Floor Vancouver, BC

V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer: MAG SILVER CORP.
Meeting Type:	Annual and Special Meeting
ISIN:	CA55903Q1046
Meeting Date:	June 15, 2005
Record Date for Notice:	April 20, 2005
Record Date for Voting:	April 20, 2005
Beneficial Ownership Determination Date:	April 20, 2005
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"GINNA CALDWELL"

GINNA CALDWELL

PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission

cc: Manitoba Securities Commission

cc: New Brunswick Securities Commission cc: Newfoundland Securities Commission

cc: Nova Scotia Securities Commission

cc: Ontario Securities Commission

cc: TSX Venture Exchange

cc: P.E.I. Securities Commission cc: Quebec Securities Commission cc: Saskatchewan Securities Commission cc: Registrar of Securities - NT cc: Registrar of Securities - YT cc: Nunavut cc: CDS Inc.